Contact

www.linkedin.com/in/ed-klein-5a54414 (LinkedIn)

Top Skills

Brand Development
Strategic Planning
Sponsorship

Ed Klein

Brand and Agency Growth Leader
Atlanta, Georgia, United States

Summary

Ed is an experienced brand, business and agency growth leader. He has been a VP Marketing at the Coca-Cola company and principal of two independent ad agencies. He marries traditional brand building skills with the understanding of todays contemporary digital media and marketing landscape. He recently founded eKlein, a consulting business that supports companies and brands position themselves for growth and navigate the contemporary marketing landscape. He also co-founded Grow Agency Grow, a firm specializing in agency growth strategies.

A lifelong golfer, he finally got "Inside the Ropes", caddying on the Web.com Tour during the 2017 and 2018 seasons.

Ed is an active member of the community, having served on the Board of the Georgia Conservancy, Brand Atlanta Campaign and supporting the Georgia State Golf Association and the Board of his golf club, Druid Hills.

Experience

Grow Agency Grow

Co-Founder
January 2018 - Present (6 years 10 months)
Greater Atlanta Area

Grow Agency Grow is a Business Development Training & Coaching company. Our purpose is to help creative agencies grow and reach their full potential. Our mission is to deliver winning biz dev training content in a more effective, modern way.

eKlein,LLC

Founder/Owner
January 2017 - Present (7 years 10 months)
Atlanta, GA

Support small and mid market companies with Business Planning and Development; Brand Development and Stewardship and Communications with an emphasis on navigating the contemporary digital/social landscape.

Conduct agency search for companies.

Client Agency relationship management

Part-time caddy on the Web.com Tour

Chief Outsiders

Fractional CMO

January 2015 - January 2018 (3 years 1 month)

Atlanta, GA

22squared

Executive Vice President, Client Leadership

July 2011 - December 2016 (5 years 6 months)

Atlanta, GA

Agency Principal

Director of Client Services/Business Development Lead

-Served as counsel to multiple CEO relationships

-Expanded existing and created new agency relationships that led to growth for clients and agency

-Coined "Purpose to Purchase" and along with CEO client partner, spoke at ANA Masters of Marketing Conference on the power of purpose

Hauser Group

President

August 2004 - November 2010 (6 years 4 months)

Evolved agency from local/regional player to nationally recognized agency.

Expanded client roster to include Miller Brewing, Earthlink, InterContinental Hotels, Cheerwine and more

Won coveted MAX Award for Wild American Shrimp board. The innovative campaign drove the price of shrimp at the dock to help sustain an industry.

Tripled agency revenue and led successful sale of the business.

The Coca-Cola Company

8 years

VP Marketing, Diet Coke Brand

2002 - 2004 (2 years)

Led annual business development

Led revitalized strategy and positioning for the Diet Coke brand and the diet portfolio

Led campaign development for Diet Coke brand; resulting campaign ran for 7 years

Diet Coke brand growth was 7% during tenure after flat growth for prior three years

Global Brand Director Diet Coke/Advertising Director Brand Coca-Cola

2000 - 2002 (2 years)

Ran "Project Junior", a global collaboration of brand, research, R&D that resulted in the development of Coke Zero, one of the most important line extensions in brand history.

Developed revitalized global positioning

Developed revised packaging graphics

Worked with regional and local brand teams in support of positioning and branding and communication

strategies

Supported cascading of brand best practices worldwide

Managed company's relationship with PGA Tour and Tiger Woods Foundation, leveraging partnerships for brand activation and brand development

Global Advertising Director

1996 - 2000 (4 years)

Managed the development of brand Coca-Cola advertising worldwide

Managed the development of all brands in the US region, (including Super Bowl launch for new brand), and the Minute Maid Company

His campaigns received Effie's and creative awards

Managed more than 20 agencies on the Coca-Cola roster with annual budgets exceeding $100MM

Co-authored company's guide to agency relationship hiring and management

Campaigns all achieved stated goals and objectives

Doner

Senior VP, Management Supervisor

1986 - 1996 (10 years)

Detroit and London, (1990-92)

Grew from Assistant AE to SVP Management Supervisor reporting to CEO

Managed key agency CPG accounts including Chiquita Brands, Coca-Cola and Iams Pet Foods
Managed agencies international business, including BP Oil, Chiquita and Iams Pet Foods. Was agency's first expatriate employee.
Was part of agency new business pitch team beginning as 25 year old account executive.

Education

University of Michigan

Bachelors, Marketing Concentration · (1980 - 1984)